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                              July 30, 2020

       Jeremy Frommer
       Chief Executive Officer
       Jerrick Media Holdings, Inc.
       2050 Center Avenue Suite 640
       Fort Lee, NJ 07024

                                                        Re: Jerrick Media
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 22, 2020
                                                            File No. 333-238514

       Dear Mr. Frommer:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Use of Proceeds , page 18

   1. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here the interest rates and maturity
dates of the debt that will be repaid with the proceeds from this offering.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
July 30, 2020
Page 2



       You may contact Jennifer L pez at 202-551-3792 or Mara Ransom at 202-551-3264,
with any questions.



FirstName LastNameJeremy Frommer                       Sincerely,
Comapany NameJerrick Media Holdings, Inc.
                                                       Division of Corporation
Finance
July 30, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName